Biomedical Technology Solutions Holdings, Inc.

9800 Mt. Pyramid Court # 250

Englewood, CO  80112

June 8, 2010

VIA EDGAR

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 4631

Washington, DC  20549-4631

Re:

Biomedical Technology Solutions Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed May 13, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

File No. 0-53391

Ladies and Gentlemen:

To expedite your review, please accept the following in response to the comments of the Commission dated May 27, 2010.

Comment 1:   This will confirm that we will revise the SOX certifications, Exhibits 31 and 32 in future filings to conform exactly to the language in Item 601(B)(31) of Regulation S-K.

Comment 2:   We note your comment concerning our Form 10-Q for the fiscal quarter ended March 31, 2010, Item 4 Controls and Procedures, and have, this date, filed an Amended Report on Form 10-Q/A to revise our conclusion on the effectiveness of our disclosure controls and procedures.  We further note your comment concerning our untimely filings and its effect of our future conclusions regarding disclosure controls and procedures.

Further, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Biomedical Technology Solutions Holdings, Inc.

By:

/s/ Donald G. Cox

         Donald G. Cox, CEO